UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

29102N105
(CUSIP Number)

Devlin H. Dwyer, Esq. Dwyer Law Offices, LLC 925 Argonne Avenue Atlanta, Georgia 30309 (404) 933-8628
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Sheppard Opportunities Fund I LP 82-1502436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OSO Management LLC 82-2418729
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Capital Partners, LP 90-0837965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opal Advisors, LLC 45-5009963
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	29102N105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
P. James Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	29102N105

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2017 (as subsequently amended by the amendments to Schedule 13D filed with the SEC on December 28, 2018 and on October 30, 2020, the “Schedule 13D”), with respect to the common stock and certain 8.5% Senior Secured Notes due 2021 of Emergent Capital, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 5, 6, and 7 as set forth below and is being filed to disclose a reduction in the Reporting Persons’ beneficial ownership of securities of the Issuer. Because the Reporting Persons no longer beneficially own any securities of the Issuer, this Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

The Reporting Persons have updated the Beneficial Ownership information in the preceding pages to reflect that they no longer beneficially own any securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed by the Issuer in its Current Report on Form 8-K filed on October 15, 2020, the Issuer and its subsidiary filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the District of Delaware to implement the financial restructuring of the Issuer (the “Bankruptcy Court”). On December 30, 2020, the Bankruptcy Court entered an order confirming the Issuer’s Chapter 11 plan of reorganization (the “Plan”). The Plan became effective April 7, 2021.

As a result of the Plan becoming effective, the securities of the Issuer were exchanged for certain securities of Lamington Road DAC, an Irish designated activity company (the “Company”). Accordingly, as of April 7, 2021, the Reporting Persons no longer own any securities of the Issuer and instead own securities that entitle the holder to receive distributions made by the Company. The Issuer will be liquidated and wound up and its securities will be deregistered with the SEC.

The foregoing description of the Plan is a summary only and is qualified in its entirety by the terms of the Plan, which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2021 (the “Form 8-K”) and is incorporated by reference herein. For a more detailed discussion of the Plan, see the Form 8-K.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b), (c), (d), and (e) are hereby amended and restated in their entirety as follows:

(a) Following the effectiveness of the Plan and the exchange of securities of the Issuer for securities that entitle the holder to receive distributions made by the Company, effective April 7, 2021, the Reporting Persons no longer beneficially own any securities of the Issuer.

(b) As the Reporting Persons no longer beneficially own any securities of the Issuer, the Reporting Persons do not have any sole or shared power to vote or direct the vote of any securities of the Issuer, and do not have any sole or shared power to dispose or direct the disposition of any securities of the Issuer.

(c) Other than as reported in this Schedule 13D, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)-(e) The information set forth in Item 5(a) of this Schedule 13D is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.12	Second Amended Chapter 11 Plan of Reorganization dated December 18, 2020 (included as Exhibit A to the Confirmation Order) (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 16, 2021

OPAL SHEPPARD OPPORTUNITIES FUND I LP

By: OSO Management LLC, its general partner

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

OSO MANAGEMENT LLC

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

OPAL CAPITAL PARTNERS, LP

By: Opal Advisors, LLC, its general partner

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

OPAL ADVISORS, LLC

By:	/s/ P. James Hua
Name: P. James Hua
Title: Manager

P. JAMES HUA

/s/ P. James Hua